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                              September 29, 2023

       Salman Khan
       Chief Financial Officer
       Marathon Digital Holdings, Inc.
       101 NE Third Avenue, Suite 1200
       Fort Lauderdale, FL 33301

                                                        Re: Marathon Digital
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            File No. 001-36555

       Dear Salman Khan:

              We have reviewed your August 8, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 12, 2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 3 - Summary of Significant Accounting Policies
       Revenues from Contracts with Customers, page 69

   1. We note from your response to prior comment 7 that 11% of total reported revenue for the year ended December 31,
2021 was generated through F2 Pool. As previously requested, please provide us with
a copy of the related written agreement of the terms and conditions of this arrangement. If
the terms of service are publicly available, you may provide us with the URL address,
but please ensure your response adequately considers any relevant prior versions, if
applicable. In addition to the written terms and conditions agreement, if the parties have
approved any other agreements that you considered when identifying the contract with the
customer in accordance with ASC 606, please provide copies of any
 Salman Khan
Marathon Digital Holdings, Inc.
September 29, 2023
Page 2
         such written agreements or a description of any agreements that were approved orally or in accordance with other customary business practices.
2. You continue to indicate in your revised Participant policy in your Form 10-Q for the quarterly period ended June 30, 2023 that the transaction consideration the Company receives is entirely variable. Please revise to clarify your disclosure. In this regard, we note from your response to prior comment 9 that you have the ability to estimate the consideration earned on a daily basis based on your contributed hash rate and other inputs for the PPS and FPPS pools and you have visibility as to when the pool wins a block and your fractional share of the block and transaction fee is available on a daily basis for the
         Braiins pool.
3. We continue to evaluate your responses to prior comments regarding your revenue recognition policy and may have further comments.
Form 10-Q for the Quarterly Period Ended June 30, 2023

Notes to Condensed Consolidated Financial Statements
Note 2 - Voluntary Change in Accounting Principle, page 7

4. We note your disclosure of the impacts of the change in accounting principle on the financial statements for the three ended March 31, 2022 and six months ended June 30,
         2022. Please revise to also disclose the effect of the change in accounting principle on the current period and any prior periods retrospectively adjusted, as well as the cumulative effect of the change on accumulated deficit as of the earliest period presented. Refer to
         ASC 250-10-50-1(b).
Note 4 - Property and Equipment, page 15

5. We note from your disclosure on page 74 in the Form 10-K for the fiscal year ended
         December 31, 2022 that you reduced the estimated useful life for the asset group of mining rigs from 5 to 3 years, effective January 1, 2023. Please revise to provide the disclosures required by ASC 250-10-50-4.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Digital Assets, page 32

6. We note in response to prior comment 12 that you have determined that the appropriate
FirstName LastNameSalman Khan
       classification for the proceeds from sale of digital assets is in investing activities. Please
Comapany    NameMarathon
       revise your disclosureDigital Holdings,
                               indicating       Inc. of digital assets are
included within operating
                                          that sales
       activities.
September   29, 2023 Page 2
FirstName LastName
 Salman Khan
FirstName LastNameSalman    Khan
Marathon Digital Holdings, Inc.
Comapany 29,
September NameMarathon
              2023        Digital Holdings, Inc.
September
Page 3    29, 2023 Page 3
FirstName LastName
Legal Proceedings
Ho v. Marathon, page 47

7. Consistent with your response to prior comment 13 and your disclosure on page 28, please revise to indicate that the Court noted that a jury is more likely to accept $150,000 as an appropriate damages amount if liability is found. In this regard, your disclosure indicates the amount is $150.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Jolie Kahn